# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: CHICAGO RIVET & MACHINE CO, CIK 0000019871
CUSIP: 168088102
Title of class of securities: Common Stock, $1.00 par value per share
Address of issuer's principal executive offices: 901 FRONTENAC RD, P O BOX 3061, NAPERVILLE, Illinois (IL), 60566
Date of event which requires filing of this statement: 12/11/2025
Filed by CIK 0000944502
Persons authorized to receive notices and communications: John A Morrissey, c/o Vedder Price P.C., 222 North LaSalle Street, Chicago, Illinois (IL), 60601, (312) 609-7500

## Reporting persons
- MORRISSEY JOHN A (CIK 0000944502): type of reporting person: individual (IN); citizenship or place of organization: Illinois (IL); source of funds: personal funds (PF); sole voting power 97,463; shared voting power 0; sole dispositive power 97,463; shared dispositive power 0; aggregate amount beneficially owned 97,463 (10.1% of the class)
  Comment: This Amendment No. 13 this "Amendment" amends the Statement on Schedule 13D originally filed by John A. Morrissey and Walter W. Morrissey on January 9, 1986, as
  amended the "Schedule 13D". This Amendment amends and restates the Schedule 13D in its entirety.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $1.00 par value per share
Name of issuer: CHICAGO RIVET & MACHINE CO
Address of issuer's principal executive offices: 901 FRONTENAC RD, P O BOX 3061, NAPERVILLE, Illinois (IL), 60566
Comment: This Schedule 13D relates to the Common Stock, par value $1.00 per share the Common Stock of Chicago Rivet & Machine Co. the Issuer, an Illinois corporation having its principal office at 27755 Diehl Road, Suite 200, Warrenville, IL 60555.

## Item 2. Identity and Background
Name of person filing: John A. Morrissey
Residence or business address: c/o Vedder Price P.C., 222 N. LaSalle Street, Suite 2400, Chicago, Illinois 60601
Present principal occupation or employment: Retired
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excepting any traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.
Citizenship: The Reporting Person is a US citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Common Stock held by the Reporting Person was acquired using personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the shares for investment purposes.

The Reporting Person and Walter W. Morrissey previously may have been deemed to constitute a "group" within the meaning of Section 13d 3. Following Walter W. Morrissey's death in December 2022, the Reporting Person disclaims any current "group" with the estate of Walter W. Morrissey or with any other person.

The Reporting Person has no present plans or proposals that relate to or would result in any of the actions specified in Items 4a through 4j of Schedule 13D.

The Reporting Person intends to review his investment on a continuing basis and may, at any time and from time to time, depending on price, market conditions, the Issuer's business and prospects, and other factors, purchase additional shares, sell some or all of his shares, or take any other action permitted under applicable law. The Reporting Person may communicate with the Issuer's management, directors, or shareholders regarding the Issuer or his investment.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of the Reporting Person to Rows (7) through (11) of the cover page of this Statement are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose:
Sole voting power: 97,463
Shared voting power: 0
Sole dispositive power: 97,463
Shared dispositive power: 0
10.09% of 966,132 outstanding
Transactions in the class effected during the past sixty days:
The Reporting Person has sole voting and dispositive power over all shares reported herein. The Reporting Person has not effected any transactions in the Common Stock during the past 60 days, except as follows:

Transaction Date Transaction No. of Shares Price per Share
12/10/2025 Purchase 500 $10.76
12/10/2025 Purchase 5,500 $10.99
12/11/2025 Purchase 17 $12.75
12/11/2025 Purchase 1,000 $13.86
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, Common Stock held by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information included in Item 4 is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: none

## Signatures
- MORRISSEY JOHN A: /s/ John A. Morrissey, John A. Morrissey, Retired (12/12/2025)